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                                                                     SCHEDULE II

                                   LETTERHEAD

                                                                    May 12, 1996

Board of Directors
MDT Corporation
Stratford Hall, Suite 200
1009 Slater Road
Morrisville, NC 27560

Members of the Board:

     We understand that MDT Corporation (the 'Company') and Getinge Industrier AB ('Getinge') have entered into an Agreement and Plan of Merger dated May 12, 1996 (the 'Agreement'), pursuant to which Getinge will acquire all of the Company's common stock (the 'Shares') for consideration of $4.50 per share in cash (the 'Proposed Transaction'). Pursuant to the Agreement, a wholly-owned subsidiary of Getinge (the 'Subsidiary') shall commence a tender offer for the Shares. Following the successful completion of the tender offer, the Company will be merged with the Subsidiary and become a wholly-owned indirect subsidiary of Getinge. The terms and conditions of the Proposed Transaction are set forth in more detail in the Agreement.

     We have been requested by the Board of Directors of the Company to render our opinion with respect to the fairness, from a financial point of view, to the Company's stockholders of the consideration to be offered in the Proposed Transaction. We have not been requested to opine as to, and our opinion does not in any manner address, the Company's underlying business decision to proceed with or effect the Proposed Transaction.

     In arriving at our opinion, we reviewed and analyzed: (1) the Agreement and the specific terms of the Proposed Transaction, (2) publicly available information concerning the Company that we believe to be relevant to our inquiry, including but not limited to, the Company's Form 10-K and 10-Q filings with the Securities Exchange Commission and annual reports, (3) financial and operating information with respect to the business, operations and prospects of the Company furnished to us by the Company, (4) a trading history of the Company's common stock over the past five years and a comparison of that trading history with those of other companies that we deemed relevant, (5) a comparison of the historical financial results and present financial condition of the Company with those of other companies that we deemed relevant, and (6) a comparison of the financial terms of the Proposed Transaction with the financial terms of certain other recent transactions that we deemed relevant. In addition, we have considered the results of the limited solicitation of an indication of interest from a third party with respect to the purchase of all or part of the Company's business. In addition, we have had discussions with the management of the Company concerning its business, operations, assets, financial condition and prospects and undertook such other studies, analyses and investigations as we deemed appropriate.

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     In arriving at our opinion, we have assumed and relied upon the accuracy and completeness of the financial and other information used by us without assuming any responsibility for independent verification of such information and have further relied upon the assurances of management of the Company that they are not aware of any facts that would make such information inaccurate or misleading. With respect to the financial projections of the Company, upon advice of the Company we have assumed that such projections have been reasonably prepared on a basis reflecting the best currently available estimates and judgments of the management of the Company as to the future financial performance of the Company and that the Company will perform substantially in accordance with such projections. In arriving at our opinion, we have conducted only a limited physical inspection of the properties and facilities of the Company and have not made or obtained any evaluations or appraisals of the assets or liabilities of the Company. In addition, except as noted above, you have not authorized us to solicit and, we have not solicited any indications of interest from any third party with respect to the purchase of all or part of the Company's business. Our opinion necessarily is based upon market, economic and other conditions as they exist on, and can be evaluated as of, the date of this letter.

     Based upon and subject to the foregoing, we are of the opinion as of the date hereof that, from a financial point of view, the consideration to be offered to the Company's stockholders in the Proposed Transaction is fair to such stockholders.

     We have acted as financial advisor to the Company in connection with the Proposed Transaction and will receive a fee for our services which is contingent upon the consummation of the Proposed Transaction. In addition, the Company has agreed to indemnify us for certain liabilities that may arise out of the rendering of this opinion. In the ordinary course of our business, we may trade in the securities of the Company for our own account and for the accounts of our customers and, accordingly, may at any time hold a long or short position in such securities.

     This opinion is for the use and benefit of the Board of Directors of the Company and is rendered to the Company's Board of Directors in connection with its consideration of the Proposed Transaction. This opinion is not intended to be and does not constitute a recommendation to any stockholder of the Company as to whether to accept the consideration to be offered to such stockholder in connection with the Proposed Transaction.

                                          Very truly yours,

                                          LEHMAN BROTHERS

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